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                              January 5, 2024

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed December 20,
2023
                                                            File No. 333-276181

       Dear Leo Lu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-4

       U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 202

   1. We note that it is intended that the Domestication qualify as a Reorganization for U.S.
                                                        federal income tax
purposes and that you filed a tax opinion as exhibit 8.1. Given your representation that
there is an absence of direct guidance on the application of
                                                        Section 367(a) and 368
of the Code with regards to indirect stock transfers in cross-
                                                        border reorganizations,
the tax opinion should address the degree of uncertainty, state the key factors used in the
analysis, and discuss the risks to investors of the uncertain tax treatment. Please
revise as appropriate.
       Consolidated Statements of Cash Flows, page F-44

   2. Please clarify why interest paid and payment of deferred transaction costs related to pending business
combination are presented as financing activities instead of operating activities. We refer
you to ASC 230-10-20: "Cash flows from operating activities are generally the cash
effects of transactions and other events that enter into the determination
 Leo Lu
Bitfufu Inc.
January 5, 2024
Page 2
       of net income". Please revise or advise.
Notes to the Consolidated Financial Statements
Note 6 - Equity Securities, page F-61

3. Please clarify whether whether the investment in shares of Arisz common stock, including the amounts classified as prepayments, should be eliminated in the pro forma combining balance sheet (your page 176).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameLeo Lu
                                                           Division of
Corporation Finance
Comapany NameBitfufu Inc.
                                                           Office of Technology
January 5, 2024 Page 2
cc:       Andrei Sirabionian
FirstName LastName